

Mail Stop 3720

June 12, 2006

Mr. Jerome Fagerland
President
Nedak Ethanol, LLC
118 East State Street
Atkinson, Nebraska 68713

> **Re: Nedak Ethanol, LLC**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed June 5, 2006**
> **File No. 333-130343**

Dear Mr. Fagerland:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file an updated legality opinion with your next amendment. We note that the last opinion was furnished on December 14, 2005, and only addresses the legality of 3,150 units, rather than the 6,000 units currently being registered.

2.   Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms, such as "Units," "FCS," "Members" and "Base Agreement."

Liquidity and Capital Resources, page 25

3.   We reference the new disclosure about the TIF notes that may be issued by the City of Atkinson. Since the City's intention to issue the notes is "non-binding," revise to clarify the circumstances in which you will and will not receive the proceeds. If the City issues the notes, indicate when you might expect to receive any proceeds. Also disclose the impact on your business and financial condition if the City fails to issue the notes and

you do not receive any proceeds or if you receive a substantially reduced amount of proceeds. Your revised discussion should address the extent to which you will be relying upon the receipt of these proceeds in order to effectuate your business plan.

Business of Nedak, page 28

Utilities, page 37

4.   Revise to further disclose the material terms of your agreements with Kinder Morgan and Cornerstone, including quantified payment provisions, termination provisions, expiration dates, minimum purchase obligations, etc.

Financial Statements

Note 7. Consulting Contracts, page F-9

5.   Please revise to disclose that the $300,000 fee paid to your project developer was for services performed by the developer.

Note 8. Line of Credit, page F-12

6.   Please tell us how you determined the $5,000 per unit fair value assigned to the units issued in exchange for the line of credit guarantee. Also, tell us how you are accounting for the transaction and the basis for your accounting. Include in your response references to the appropriate accounting literature.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Donald F. Burt, Esq.
        (402) 474-5393 (fax)